Exhibit 99(a)(5)(e)

VineBrook Homes Trust Announces Final Results of its Tender Offer for up to $30 million, or 909,090 Shares, of its Class A Common Stock

DALLAS, October 7, 2026 /PRNewswire/ -- VineBrook Homes Trust, Inc. (“VineBrook Homes” or the “Company”) announced today the final results of its previously announced tender offer (the “Offer”) to purchase shares of the Company’s Class A common stock, par value $0.01 per share (the “Shares”) for cash at an Offer price equal to $33.00 per Share.

The Offer commenced on September 4, 2026 and expired at 5:00 P.M., Eastern Time on October 5, 2026. The Offer was made pursuant to the terms set forth in the Offer to Purchase, dated September 4, 2026, as amended, and the related letter of transmittal.

Based on a final count by LODAS Transfer, LLC, the depositary for the Offer, the total number of Shares validly tendered and not validly withdrawn in the Offer was 2,753,350.13452 Shares. The Company accepted for purchase a total of 909,090 Shares in the Offer for an aggregate purchase price of approximately $30.0 million. Because the Offer was oversubscribed, the number of Shares that the Company accepted for purchase from each tendering shareholder was prorated. The Company has been informed by the depositary that the final proration factor was approximately 33.02%.

The Shares accepted for purchase represent approximately 3.46% of the Company’s outstanding Shares as of October 6, 2026. Following the Offer, the Company has 25,327,913 Shares issued and outstanding. Payment for Shares that were validly tendered and not validly withdrawn, and accepted for purchase, is expected to be made on Thursday, October 8, 2026. Shares not purchased in the Offer will be returned to stockholders.

John Good, President and Chief Executive Officer of VineBrook Homes, commented: “The Offer delivered on our commitment to provide flexibility for investors with near-term liquidity needs and was another step toward the Company’s long-term goals. We’re proud to have delivered meaningful liquidity to stockholders who were looking for it, and we appreciate the continued confidence of the many investors who chose to stay with us. We continue to make steady progress on our long-term strategy, including expanding into newer built-to-rent communities, improving our capital stack and debt maturity profile and enhancing portfolio quality and cash flow. We remain optimistic about the Company’s future and will keep pursuing longer-term liquidity and value creation opportunities for our stockholders.”

About VineBrook Homes Trust, Inc.

VineBrook Homes Trust, Inc. is an externally advised real estate investment trust. VineBrook Homes is focused on acquiring, developing, renovating, leasing and operating single-family rental home investments primarily located in large to medium size cities and suburbs located in the midwestern, heartland and southeastern United States markets. For more information, please visit investors.vinebrookhomes.com.

Forward-Looking Statements

This press release includes forward-looking statements, including, among others, statements with respect to the Company’s long-term strategy, its optimism about the Company’s future, the Company’s pursuit of longer-term liquidity and value creation opportunities for stockholders and the timing of the Offer payments. The words or phrases “continue,” “expect,” “may,” “progress,” “remain,” “will,” and other similar expressions are intended to identify such forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results, performance or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, those described in greater detail in the Company’s filings with the Securities and Exchange Commission (“SEC”), particularly those described in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are encouraged to review the Company’s filings with the SEC for a more complete discussion of the risks and other factors that could affect any forward-looking statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changing circumstances or any other reason after the date of this press release.

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